Exhibit 4.10

Third Amendment to the Asset Purchase Agreement

Dated January 29, 2008

Made and entered into as of December 31, 2012 by and among Dimex Systems (1988) Ltd. (hereinafter "DS"), and Dimex Hagalil Ltd. (hereinafter: "DHG"), (DS and DHG, each a Seller and shall be referred herein together as the "Sellers") and B.O.S Better Online Solutions Ltd. (the “Buyer”)

WHEREAS,
the Parties entered into that certain Asset Purchase Agreement, dated January 29, 2008, as amended on March 23, 2009 and February 3, 2010 (the "First Amendment" and the “Second Amendment” respectfully, and together, the “Agreement”);

WHEREAS,	the Parties desire to amend certain of the payment terms of the Agreement, all as set forth in this Third Amendment.

Now, Therefore, the Parties hereby agree as follows:

1.
All capitalized terms in this Third Amendment to the Asset Purchase Agreement dated January 29, 2008 (the “Third Amendment”) that have not been otherwise defined herein shall have the meaning assigned thereto in the Agreement.

2.
Buyer confirms that as of January 1, 2013, Buyer owes Sellers an aggregate amount of NIS 1,186,692 on account of the Remainder Debt (the "January 2013 Outstanding Debt"). In addition, Buyer agrees to pay Sellers at the Closing an additional amount of NIS 12,000 plus VAT on account of reimbursement of legal and accounting expenses borne by Sellers in connection with this Third Amendment.  Covering the January 2013 Outstanding Debt, DS holds 12 checks, provided to it by Buyer as part of the Second Amendment (the “Original Checks”).

3.
Commencing on January 1, 2013, the January 2013 Outstanding Debt shall bear interest at an annual rate of 4% (the “Interest”) instead of the 8% interest provided under the Second Amendment. The Interest shall be compounded annually and will be calculated on the basis of a 360-day year and pro-rated with respect to any portion thereof, respectively to the actual date of payment of any part of the January 2013 Outstanding Debt. The January 2013 Outstanding Debt, together with Interest and applicable VAT, shall be paid by Buyer to Sellers pursuant to the Amortization Table attached hereto as Schedule 3.

4.
To ensure payments owed to Sellers hereunder, at the Closing, Buyer shall provide Sellers with checks from Buyer's account in Bank Leumi, each payable to DS, and each covering the full payment of each of the payments under Schedule 3 post dated to their due dates, together with Interest and applicable VAT. For the removal of doubt, only actual receipt of funds no later than 3 business days following presentation of each of such checks for deposit shall be considered as payment made to Sellers hereunder.

5.
Notwithstanding and without derogating from any right or remedy available to Sellers under the Agreement, under this Third Amendment or pursuant to applicable law, upon the occurrence of the "Event of Default" detailed in Section (ii) to the definition of the term "Event of Default" in the Agreement, without notice by Sellers to, or demand by Sellers of Buyer, all of the January 2013 Outstanding Debt, plus Interest and VAT, if applicable, which has not yet been paid to Sellers shall automatically become immediately due and payable by Buyer to Sellers.

Without derogating from the forgoing, or from any right or remedy available to a party hereunder or pursuant to applicable law, (i) any payment hereunder not paid when due shall bear an additional default interest at the rate of 5.5% per annum, compounded annually, from the date such payment has become due and until actual payment thereof; and (ii) upon a material breach of the Agreement, as amended hereunder, by Buyer, which continues 30 days or more following receipt by Buyer of notice of same from Sellers, Buyer shall pay Sellers liquidated damages in an amount equal to 10% of the outstanding amount of the January 2013 Outstanding Debt owed to Sellers hereunder (including Interest) at such time.

The parties agree that the aforesaid liquidated damages, without any need of proof of actual damage, were determined after careful evaluation and are considered as reasonable under the circumstances, and Buyer agrees not to raise any argument to the contrary regarding the amount of liquidated damages agreed hereunder.

6.
The closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of Shibolet & Co., 4 Berkovich St. (Museum Tower – 8th floor), Tel-Aviv, on December 31, 2012, at 10:30 (the “Closing Date”) or such other time and place, as shall be agreed between the parties in advance and in writing. In the event that the Closing does not occur and is not consummated in full by the Closing Date, Sellers shall be entitled to terminate this Third Amendment by immediate written notice.

At the Closing, the following actions will be taken and shall be considered as taken simultaneously, and unless Sellers have waived, in writing, the occurrence or completion of any such transaction or action, no transaction hereunder shall be deemed to have been completed and no action shall be deemed as taken or document delivered unless and until all have been taken, delivered and completed at the Closing:

6.1	Buyer shall provide to Sellers:

(a)	All of the post-dated checks detailed in Section 4 above, dully signed by an authorized signatory of Buyer.

(b)	A check, dated to the Closing Date, for the amount of (NIS 12,000 plus VAT), on account of reimbursement of Sellers' legal and accounting expenses.

(c)
Written confirmation by Buyer's CEO or CFO that the execution, delivery and performance of this Third Amendment has been dully approved by all required corporate approvals and that no other action, consent or approval is required for the Buyer to sign, deliver and perform this Third Amendment and any and all of the transactions contemplated hereunder.

6.2	Sellers shall return to Buyer the Original Checks.

7.	Except as amended by this Third Amendment, the Agreement, as amended by the First and Second Amendments, shall remain in full force and effect.

8.
It is hereby agreed and clarified, that this Third Amendment relates only to the January 2013 Outstanding Debt, and shall not have any effect on other outstanding debts or obligations between the parties hereto, if any, including, without limitation under that certain Agreement between DS and the Buyer dated November 9, 2011, that certain Loan Agreement between Buyer and DS dated July 28, 2009 and that certain Loan Agreement between Buyer and DS dated February 3, 2010.

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IN WITNESS WHEREOF the parties have signed this Agreement in one or more counterparts as of the date first appearing above.

Dimex Systems (1988) Ltd.	Dimex Hagalil Ltd.
By:	By:
Title:	Title:

BOS Dimex Ltd.
By:
Title: